FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of January 2004

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURE
Gemplus announces organizational changes
GEMPLUS NAMES PRESIDENT FOR NORTH AMERICA AS OPPORTUNITIES FOR SMART CARDS EXPAND IN THE U.S. AND CANADA

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: January 20, 2004,
	By:	/s/ Stephen Juge

Name: Stephen Juge Title: Executive Vice President and General Counsel

Gemplus announces organizational changes

Luxembourg, 20 January 2004 - Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card based solutions, announces that in line with its strategy for 2004, it has appointed two new members of the Operations Committee, reporting to Alex Mandl, CEO and it has adjusted its internal organization in order to adapt to evolving market conditions, and to better serve its customers.

Ernie Berger is joining Gemplus in the United States as the President of Gemplus North America and is based in the Philadelphia, Pennsylvania area. Mr. Berger has 15 years of experience in the financial services sector with American Express and First USA, a Bank One company, where he held senior management positions. He successfully launched multiple new products, managed national branding campaigns, and grew profitability. More recently, Mr. Berger was instrumental in the start-up of new business ventures, first with Walker Digital, and then through his own consulting firm, acting as a “start-up CEO”. He holds a Bachelor of Science in Mechanical Engineering from Columbia University in New York, and an MBA from the Wharton School, University of Pennsylvania, in Philadelphia.

Rémi Calvet is joining Gemplus as the new Vice President Corporate Communications. Mr. Calvet holds a B.A. in Corporate Law, and an MBA from HEC (Hautes Etudes Commerciales) in Paris. After five years with Unilever and DMC (a leading European Textile group) in auditing and strategic planning, Mr. Calvet joined Philip Morris International. During his ten years with Philip Morris, he had various responsibilities based in Paris, Brussels, and Lausanne in Business Planning, Corporate Affairs, Government Relations, and Communications.

At the same time, Gemplus is building a more efficient organization and refocusing its approach to customers in three key segments: telecommunications, financial services, and ID & Security. The former “Financial and Security Services Business Unit” has been divided into two distinct entities: the Financial Services Business Unit, comprising banking, retail, transport, and conventional cards; and the ID & Security Business Unit, comprising ID, security and smart card interface (hardware and readers). With this new focused structure Gemplus will be able to build a closer relationship with its customers and benefit from all of the growth opportunities in each of the markets.

Justin D’Angelo, will head the Financial Services Business Unit as Senior Vice President. In his new role Justin will report to Philippe Combes, Executive Vice-President, Operations and Financial Services. Jacques Seneca will head the ID & Security Business Unit, in addition to his existing duties as Executive Vice-President, Business Development Group.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

www.gemplus.com

Marielle Bricman Gemplus PR	Tél +33 (0)4 42 36 55 96 marielle.bricman@gemplus.com

GEMPLUS NAMES PRESIDENT FOR NORTH AMERICA AS
OPPORTUNITIES FOR SMART CARDS EXPAND IN THE U.S. AND CANADA

Ernie Berger appointed President of Gemplus North America; brings successful track records from American Express and First USA

Luxembourg, Horsham, PA (January 20, 2004) - Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card based solutions, announces the appointment of Ernie Berger as President of its North American business. The decision underscores the increasing opportunities for smart cards within the U.S. and Canadian marketplaces.

Mr. Berger brings more than 15 years of experience in the financial services sector with First USA, a Bank One company, and American Express, where he successfully launched multiple new products, managed national branding campaigns, and grew profitability. At First USA, Mr. Berger served as General Manager and Head of Portfolio Marketing from 1996 to 2000 where he created and launched a new marketing business unit. In his position as Senior Vice President of Marketing for American Express’s Small Business Services, he grew sales and profits at over 15% annually. More recently, Mr. Berger was instrumental in the start-up of new business ventures, first with Walker Digital, and then through his own consulting firm, acting as a “start-up CEO”. He holds a Bachelor of Science in Mechanical Engineering from Columbia University in New York, and an MBA from the Wharton School, University of Pennsylvania, in Philadelphia.

“I look forward to leading Gemplus to realize its full potential in the critical and fast-paced North American marketplace,” said Ernie Berger. “There are a number of exciting opportunities for smart cards in North America, driven in part by U.S. government security policies, as well as the need for greater flexibility and convenience in wireless telecommunications and payment. As the industry leader, Gemplus has a strong reputation for innovation and customer service and I believe it is only a matter of time before the North American market will realize the potential this technology and Gemplus have to offer.”

Based in the Philadelphia, Pennsylvania area, Mr. Berger will oversee all areas of Gemplus’s North American business comprised of Telecommunications, Financial Services, and Security Services Business Units. He is a member of Gemplus’s Operations Committee and reports directly to Alex Mandl, Gemplus CEO.

Gemplus is the leading provider of smart cards in North America. In wireless, it provides SIM cards and services to the four nationwide U.S. operators that utilize smart card technology. It also provides activation and content delivery services to multiple wireless service providers in North America. In the corporate security world, Gemplus works with companies like Boeing Corporation and Denver Health to provide smart card-based network security and authentication. In financial services, Gemplus is a key supplier of smart cards to Target Corporation for the retailer’s smartVisa program. In addition to its smart card activities, Gemplus carries over 25 years of conventional card production expertise and is widely recognized for its high-quality production and printing and on-time delivery of its conventional card products.

Recent decisions made by multiple U.S. government agencies have raised the smart card’s profile considerably in North America. The General Services Administration initiated a $1.5 billion Smart Access Card program, while the Department of Defense is in the process of deploying four million Common Access Cards around the world. The Transportation Security Administration is targeting 15 million transportation workers with a “smart credentialing” project, and the Department of Homeland Security made smart cards one of its first-year priorities.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

www.gemplus.com

©2004 Gemplus. All rights reserved. Gemplus and the Gemplus logo are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Kerry Butler Gemplus Americas PR Tel : +1 215 390 2840 kerry.butler@gemplus.com	Larry Greenberg Edelman — New York Tel : +1 212 704 8277 lawrence.greenberg@edelman.com